SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

05008413

RECEIVED 2005 MAY 25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 February 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 24 February 2005, Re: Proposed Executive Share Option Scheme of up to 15% of the issued and paid-up share capital of the company for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAY 3 1 2005
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

5/31

General Announcement
Reference No **MM-050224-70911**

Submitting Merchant Bank	:	**AMMERCHANT BANK BERHAD**
Company Name	:	**SILVERSTONE CORPORATION BERHAD**
Stock Name	:	**SILSTON**
Date Announced	:	**24/02/2005**

Type	:	**Announcement**
Subject	:	**SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")**
		- PROPOSED EXECUTIVE SHARE OPTION SCHEME OF UP TO 15% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

Contents :

This announcement is dated 24 February 2005.

1. INTRODUCTION

On behalf of the Board of Directors of SCB **("Board")**, AmMerchant Bank Berhad **("AmMerchant Bank")** wishes to announce that SCB proposes to implement an executive share option scheme **("ESOS")** of up to 15% of the issued and paid-up share capital of the Company for the Executive Directors and executive employees of SCB and its subsidiary companies **("SCB Group"** or **"Group")** who meet the criteria of eligibility for participation in the ESOS **("Eligible Executives")** to be set out in the ESOS bye-laws containing the terms and conditions of the ESOS **("Proposed ESOS")**.

The Company's existing ESOS will expire on 15 May 2005. The Company intends to implement the Proposed ESOS upon the expiry of its existing ESOS **("Existing ESOS")** subject to the relevant approvals being obtained.

2. DETAILS OF THE PROPOSED ESOS

The Proposed ESOS will involve the granting of options to the Eligible Executives in accordance with the ESOS bye-laws of the Company whereupon such options granted shall entitle the Eligible Executives to subscribe for new ordinary shares of RM1.00 each in the Company **("Shares")** at a specified price **("Options")**.

The salient terms of the Proposed ESOS, which are to be set out in the ESOS bye-laws, are as follows:-

2.1 Duration of the Proposed ESOS

The Proposed ESOS shall be in force for a period of five (5) years

The aggregate number of Options exercised and Options offered and to be offered under the Proposed ESOS shall not exceed fifteen per centum (15%) of the issued and paid-up ordinary share capital of the Company at any one time for the duration of the Proposed ESOS.

2.3 Criteria for Eligibility

Natural persons who fulfill the following conditions shall be eligible to participate in the Proposed ESOS:-

(a) They must be at least eighteen (18) years of age on the date on which an offer is made by the Option Committee **("Date of Offer")**;

(b) They must have been confirmed and must have served the Lion group of companies on a continuous basis for a period of not less than six (6) months on the Date of Offer;

(c) An Eligible Executive, whether a Malaysian citizen or not, who is serving under a service contract, must have a service contract with a term of not less than one (1) year on the Date of Offer; and

(d) An Executive Director of a company within the SCB Group must have held office for at least six (6) months in the SCB Group, and his/her entitlement under the Proposed ESOS must have been approved by the shareholders of the Company in general meeting,

provided always that the selection of any Eligible Executive for participation in the Proposed ESOS shall be at the discretion of the Option Committee and the decision of the Option Committee shall be final and binding.

2.4 Subscription Price

The subscription price of each Share comprised in any Option shall be the higher of:-

(a) The five (5)-day weighted average market price of the SCB Shares for the five (5) market days immediately preceding the Date of Offer on which the SCB Shares were traded, with a discount of not more than ten per centum (10%); or

(b) The par value of the SCB Shares.

2.5 Rights Attaching to Shares

that the new Shares will not be entitled to any dividends, rights, allotments or other distributions, the entitlement date of which is prior to the date of allotment of the new Shares. The new Shares will be subject to all the provisions of the Memorandum and Articles of Association of the Company.

2.6 Listing of Shares

The Company will make an application to Bursa Malaysia Securities Berhad **("Bursa Securities")** for the listing of and quotation for the new Shares to be issued upon the exercise of the Options.

3. RATIONALE FOR THE PROPOSED ESOS

The implementation of the Proposed ESOS primarily serves to align the interests of Eligible Executives to the corporate goals of the SCB Group. This may be achieved with the following:-

(a) To motivate Eligible Executives towards better performance through greater productivity and loyalty;

(b) To inculcate a greater sense of belonging and dedication since Eligible Executives are given the opportunity to participate directly in the equity of the Company;

(c) To encourage Eligible Executives to remain with the Group thus ensuring that the loss of key personnel is minimal;

(d) To reward Eligible Executives by allowing them to participate in the Company's profitability and eventually realise capital gains arising from any appreciation in the value of the Company's Shares; and

(e) To recognise the contribution of Eligible Executives whose services are valued and considered vital to the operations and continued growth of the Group.

4. EFFECTS OF THE PROPOSED ESOS

As at 23 February 2005, the Company had 94,000 outstanding ESOS options pursuant to the Existing ESOS **("Outstanding ESOS Options")**. Based on this, the effects of the Proposed ESOS have been illustrated based on the following scenarios:-

Scenario 1	:	Assuming none of the Outstanding ESOS holders exercise their rights to subscribe for new Shares and full exercise of the Options to be granted pursuant to the Proposed ESOS.
Scenario 2	:	Assuming all the Outstanding ESOS holders exercise their rights to subscribe for new Shares and full exercise of the Options to be granted pursuant to the Proposed ESOS.

4.1 Issued and Paid-Up Share Capital

The Proposed ESOS will not have an immediate effect on the existing issued and paid-up share capital of the Company. However, the issued and paid-up share capital of the Company will increase progressively depending on the number of Options exercised and hence, the number of new Shares issued pursuant thereto.

Assuming the full exercise of the Options, the effects of the Proposed ESOS on the issued and paid-up share capital of the Company are set out in Table 1.

4.2 Substantial Shareholders' Shareholdings

The Proposed ESOS will not have any immediate effect on the substantial shareholders' shareholdings in the Company until such time when the Options are exercised.

The effects of the Proposed ESOS on the substantial shareholders' shareholdings in the Company, based on the Register of Substantial Shareholders as at 23 February 2005, are set out in Table 2.

4.3 Net Tangible Assets ("NTA")

The Proposed ESOS will not have any immediate effect on the NTA of the SCB Group until such time when the Options are exercised. However, assuming that all other relevant factors remain constant, the NTA per share of the Group will increase or decrease depending on the subscription price of the Options, which is to be determined at the time an offer is granted, and the number of new Shares issued upon the exercise of the Options.

The effects of the Proposed ESOS on the NTA per share of the SCB Group based on the unaudited consolidated balance sheet of SCB as at 31 December 2004 are set out in Table 3.

4.4 Earnings

The Proposed ESOS will not have any immediate effect on the earnings per Share **("EPS")** of the SCB Group for the financial

raised from the Options exercised.

4.5 Dividend

The Proposed ESOS will not have any immediate effect on any dividend payable by the Company for the financial year ending 30 June 2005. Any potential effect on dividend payable in the future would depend on the timing and number of new Shares issued pursuant to the exercise of the Options. The quantum of any future dividend payable would also take into consideration the performance of the SCB Group and prevailing economic conditions.

5. CONDITIONS OF THE PROPOSED ESOS

The Proposed ESOS is subject to the following approvals:-

(a) Bursa Securities for the listing of and quotation for the new Shares to be issued pursuant to the exercise of the Options under the Proposed ESOS;

(b) The shareholders of the Company at an extraordinary general meeting to be convened; and

(c) Any other relevant authorities.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Pursuant to the Criteria for Eligibility as set out in paragraph 2.3, Phang Wai Yeen, the Managing Director of the Company, and Ngan Yow Chong, the Executive Director of the Company, are entitled to participate in the Proposed ESOS. They will therefore abstain from all deliberations and voting at all Board meetings of the Company on the respective resolutions pertaining to their entitlement under the Proposed ESOS.

Save as disclosed, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the Proposed ESOS.

7. ADVISER

AmMerchant Bank has been appointed to act as Adviser to the Company for the Proposed ESOS.

TABLES

TABLE 1 – ISSUED AND PAID-UP SHARE CAPITAL

Scenario 1

	No. of Shares ('000)	Total (RM'000)
Issued and paid-up share capital as at 31.12.2004	338,535	338,535
Issued pursuant to the exercise of ESOS from 01.01.2005 to 23.02.2005	-	-
Issued and paid-up share capital as at 23.02.2005	338,535	338,535
To be issued pursuant to the full exercise of the Options to be granted under the Proposed ESOS [a]	50,780	50,780
Enlarged issued and paid-up share capital	389,315	389,315

Scenario 2

	No. of Shares ('000)	Total (RM'000)
Issued and paid-up share capital as at 31.12.2004	338,535	338,535
Issued pursuant to the exercise of ESOS from 01.01.2005 to 23.02.2005	-	-
To be issued pursuant to the full exercise of the Outstanding ESOS Options	94	94
Enlarged issued and paid-up share capital as at 23.02.2005	338,629	338,629
To be issued pursuant to the full exercise of the Options to be granted under the Proposed ESOS [b]	50,794	50,794
Enlarged issued and paid-up share capital	389,423	389,423

Notes to Table 1 (Scenarios 1 and 2):-

*For the purpose of this announcement, it is assumed that for the Company's redeemable cumulative convertible preference shares of RM0.01 each (**"RCCPS"**) in issue will not be converted into new Shares in the Company as they may only be converted into new Shares at any time after the third (3rd) anniversary up to and including the tenth (10th) anniversary of the date of issue of the RCCPS, i.e. from 14 March 2006.*

a *Assuming that the number of Options to be granted is based on 15% of the enlarged issued and paid-up share capital of the Company as at 23 February 2005.*

SUBSTANTIAL SHAREHOLDERS' SHAREHOLDINGS

	As at 23.02.2005				After Full Exercise of Options under Proposed ESOS			
	Direct		Indirect		Direct		Indirect	
Shareholders	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
m H.J. Cheng	6,000	0.002	204,223,201	60.33	6,000	0.002	204,223,201	52.46
Yong Kim	1,963	0.0006	203,512,646	60.12	1,963	0.0005	203,512,646	52.27
te Ltd	-	-	203,437,519	60.09	-	-	203,437,519	52.26
ding Company Limited	436,893	0.13	29,936,725	8.84	436,893	0.11	29,936,725	7.69
ise Sdn bhd	-	-	29,936,725	8.84	-	-	29,936,725	7.69
g Sdn Bhd	238,248	0.07	29,936,725	8.84	238,248	0.06	29,936,725	7.69
Sdn Bhd	20,903,969	6.17	9,032,756	2.67	20,903,969	5.37	9,032,756	2.32
ment (Penang) Sdn Bhd	-	-	173,500,794	51.25	-	-	173,500,794	44.57
rs Sdn Bhd	80,172	0.02	173,420,622	51.23	80,172	0.02	173,420,622	44.54
rprises Sdn Bhd	63,749,586	18.83	-	-	63,749,586	16.37	-	-
ion Berhad	2,700	0.0008	173,417,922	51.23	2,700	0.0007	173,417,922	44.54
oration Berhad	98,151,977	28.99	63,749,586	18.83	98,151,977	25.21	63,749,586	16.37
n Bhd	-	-	63,749,586	18.83	-	-	63,749,586	16.37
td	-	-	173,420,622	51.23	-	-	173,420,622	44.54
ed Holdings Berhad	-	-	173,420,622	51.23	-	-	173,420,622	44.54
Sdn Bhd	11,349,148	3.35	162,071,474	47.87	11,349,148	2.92	162,071,474	41.63
n Bhd	-	-	173,420,622	51.23	-	-	173,420,622	44.54
ustries Sdn Bhd	-	-	173,420,622	51.23	-	-	173,420,622	44.54
s Corporation Berhad	-	-	173,420,622	51.23	-	-	173,420,622	44.54

ose of this announcement, it is assumed that for the Company's RCCPS in issue will not be converted into new Shares in the Company as they may only be to new Shares at any time after the third (3rd) anniversary up to and including the tenth (10th) anniversary of the date of issue of the RCCPS, i.e. from 14 March

2

Shareholders	As at 23.02.2005 *				After Full Exercise of Options under Proposed ESOS			
	Direct		Indirect		Direct		Indirect	
	No. of Shares	%	No. of Shares	%	No. of Shares	%	No. of Shares	%
am H.J. Cheng	6,000	0.002	204,223,201	60.31	6,000	0.002	204,223,201	52.44
g Yong Kim	1,963	0.0006	203,512,646	60.10	1,963	0.0005	203,512,646	52.26
Pte Ltd	-	-	203,437,519	60.08	-	-	203,437,519	52.24
rading Company Limited	436,893	0.13	29,936,725	8.84	436,893	0.11	29,936,725	7.69
prise Sdn bhd	-	-	29,936,725	8.84	-	-	29,936,725	7.69
ng Sdn Bhd	238,248	0.07	29,936,725	8.84	238,248	0.06	29,936,725	7.69
gs Sdn Bhd	20,903,969	6.17	9,032,756	2.67	20,903,969	5.37	9,032,756	2.32
pment (Penang) Sdn Bhd	-	-	173,500,794	51.24	-	-	173,500,794	44.55
vers Sdn Bhd	80,172	0.02	173,420,622	51.21	80,172	0.02	173,420,622	44.53
terprises Sdn Bhd	63,749,586	18.83	-	-	63,749,586	16.37	-	-
ation Berhad	2,700	0.0008	173,417,922	51.21	2,700	0.0007	173,417,922	44.53
rporation Berhad	98,151,977	28.99	63,749,586	18.83	98,151,977	25.20	63,749,586	16.37
dn Bhd	-	-	63,749,586	18.83	-	-	63,749,586	16.37
Ltd	-	-	173,420,622	51.21	-	-	173,420,622	44.53
fied Holdings Berhad	-	-	173,420,622	51.21	-	-	173,420,622	44.53
s Sdn Bhd	11,349,148	3.35	162,071,474	47.86	11,349,148	2.91	162,071,474	41.62
dn Bhd	-	-	173,420,622	51.21	-	-	173,420,622	44.53
dustries Sdn Bhd	-	-	173,420,622	51.21	-	-	173,420,622	44.53
ies Corporation Berhad	-	-	173,420,622	51.21	-	-	173,420,622	44.53

pose of this announcement, it is assumed that for the Company's RCCPS in issue will not be converted into new Shares in the Company as they may only be nto new Shares at any time after the third (3rd) anniversary up to and including the tenth (10th) anniversary of the date of issue of the RCCPS, i.e. from 14 March

rcentage of shareholding is based on the enlarged capital of the Company assuming the full exercise of the 94,000 outstanding options granted pursuant to the isting ESOS.

TABLE 3 – NTA

Scenario 1

	Unaudited as at 31.12.2004 RM'000	I After Exercise of Options under the Existing ESOS from 01.01.2005 to 23.02.2005 RM'000	II After I and Full Exercise of Options under Proposed ESOS [a] RM'000
Issued share capital	338,535	338,535	389,315
Share premium	81,525	81,525	81,525
Other reserves	(272,396)	(272,396)	(272,396)
Shareholders' equity	147,664	147,664	198,444
Less: Intangibles	(13,822)	(13,822)	(13,822)
NTA	133,842	133,842	184,622
NTA per Share (RM)	0.40	0.40	0.47

Scenario 2

	Unaudited as at 31.12.2004 RM'000	I After Full Exercise of Options under the Existing ESOS RM'000	II After I and Full Exercise of Options under Proposed ESOS [a] RM'000
Issued share capital	338,535	338,629	389,423
Share premium	81,525	81,525	81,525
Other reserves	(272,396)	(272,396)	(272,396)
Shareholders' equity	147,664	147,758	198,552
Less: Intangibles	(13,822)	(13,822)	(13,822)
NTA	133,842	133,936	184,730
NTA per Share (RM)	0.40	0.40	0.47

Notes to Table 3 (Scenarios 1 and 2):-

For the purpose of this announcement, it is assumed that for the Company's RCCPS in issue will not be converted into new Shares in the Company as they may only be converted into new Shares at any time after the third (3rd) anniversary up to and including the tenth (10th) anniversary of the date of issue of the RCCPS, i.e. from 14 March 2006.

a *Assuming that all the Options are granted at a subscription price of RM1.00 per Share, being the higher of the five (5)-day weighted average market price of SCB Shares for the five (5) market days immediately preceding 21 February 2005 on which SCB Shares were traded, being RM0.30, or the par value of SCB Shares.*